CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus dated March 1, 2025, and included in Post-Effective Amendment No. 44 to the Registration Statement (Form N-1A, File No. 333-138560) of Pioneer Series Trust VI (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated December 22, 2023 with respect to the financial statements and financial highlights of Pioneer Equity Premium Income Fund (formerly Pioneer Flexible Opportunities Fund) and Pioneer Floating Rate Fund (two of the funds constituting Pioneer Series Trust VI) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended October 31, 2023 into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 27, 2025